SE 18005262

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2018

Washington DC
408

SEC FILE NUMBER
8-35184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott-Macon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William K. French 212-755-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth LLP
(Name – *if individual, state last, first, middle name*)

685 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William K. French, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott-Macon Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

DONNA M. SCUTARO
Notary Public, State of New York
No. 01SC6064780
Qualified in Kings County
Commission Expires 10/1/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

December 31, 2017

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com

MARKS PANETH
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Scott-Macon Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Scott-Macon Securities, Inc. (the "Company") (a wholly owned subsidiary of Scott-Macon Ltd.) as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Scott-Macon Securities, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Scott-Macon Securities, Inc.'s management. Our responsibility is to express an opinion on Scott-Macon Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Scott-Macon Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marks Paneth LLP

We have served as Scott-Macon Securities, Inc.'s independent auditors since 2001.

New York, New York
February 28, 2018

Morison KSi
Independent member

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

Assets	
Cash and cash equivalents	$94,408
Accounts receivable, net	45,000
Due from Parent	63,325
Prepaid expenses	28,246
Total assets	$ 230,979
Liabilities and Stockholder's Equity	
Liabilities:	
Income taxes payable	$44,500
Deferred revenue	25,000
Total liabilities	69,500
Stockholder's equity	161,479
Total liabilities and stockholder's equity	$ 230,979

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT

December 31, 2017

1. Summary of Significant Accounting Policies

Business Activities

Scott-Macon Securities, Inc. (the "Company") is a wholly-owned subsidiary of Scott-Macon, Ltd. (the "Parent") and is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's activities primarily consist of arranging the private placement of various types of securities and other consulting services. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities, and it claims exemption from the requirements of rule 15c3-3 under Section (k)(2)(i) of the rule.

This confidential financial statement cannot be distributed without the approval of management.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the fees are fixed or determinable, and collection is probable. The company records fees as earned based on the client engagement letters.

Effective January 1, 2018, The Company adopted the Financial Accounting Standards Board ("FASB") adopted Accounting Standards Update ("ASU") 2014-09, (Topic 606) *Revenue from Contracts with Customers*, which provides guidance for revenue recognition. The pronouncement requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The two permitted transition methods under the guidance are the full retrospective approach or a cumulative effect adjustment to the opening retained earnings in the year of adoption. The Company does not expect this pronouncement will have a material impact on its financial statements.

Deferred Revenue

Deferred revenue represent revenues billed for services not yet earned.

Income Taxes

The Company's results of operations are included in the consolidated federal and certain state tax returns of Scott-Macon, Ltd. who is the parent of Scott-Macon Securities, Inc. The Company computes its tax liability as if it was filing a tax return on a modified separate company basis and settles such liability with Scott-Macon, Ltd. pursuant to a tax sharing policy.

Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The

Company makes payments to the parent company for its allocated share of the consolidated income tax liability.

The Company records an income tax provision equal to the total current tax provision / benefit which would have been calculated if the Company had filed on a stand-alone basis. The method is systematic, rational and consistent with the broad provisions of ASC 740 "Income Taxes."

Uncertain tax positions are evaluated using a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all cash deposits with a liquidity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at their original invoice amount less an allowance for doubtful accounts based on review of all outstanding amounts. Accounts receivable are written off when deemed uncollectible. Management determines the allowance for doubtful accounts by evaluating customer history and financial condition. At December 31, 2017 no allowance was deemed necessary.

2. Transactions With Parent Company

The financial statements are not necessarily indicative of the conditions that would exist, or the results of operations that would have occurred, had the Company been an unaffiliated company.

The Company has an expense sharing agreement with its Parent for a portion of fixed costs and a variable amount allocated based on the time spent on individual projects. These expenses include rent, utilities, travel, telephone, payroll, etc. For the year ended December 31, 2017 the Company reimbursed its Parent $136,503 for fixed expenses and $1,097,735 for allocated variable expenses.

As of December 31, 2017 the Company is due $63,325 from its Parent.

3. Net Capital

SEC rule 15c3-1 requires broker-dealers to maintain certain minimum net capital amounts and also requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Pursuant to rule 15c3-1, the minimum net capital is the greater of $5,000 or the aggregate indebtedness divided by 15. The net capital, as computed under rule 15c3-1, is $24,908 as of December 31, 2017. The Company's ratio of aggregate indebtedness to net capital was 2.8 to 1 as of December 31, 2017.

4. Subsequent Events

The Company has evaluated its subsequent events through February 28, 2018 the date that the accompanying financial statement was available to be issued. The Company had no material subsequent events requiring recognition or disclosure.

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

SCOTT-MACON SECURITIES, INC.

FINANCIAL STATEMENT

Year Ended December 31, 2017

With Report of Independent Registered Accounting Firm